UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  December 31, 2004

Commission File Number:  0-30314

NOBLE HOUSE ENTERTAINMENT INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOBLE HOUSE ENTERTAINMENT INC.

(Registrant)

February 1, 2005	By: /s/ Kam Shah

Date	Chief Financial Officer

i

Noble House Entertainment Inc. (Formerly First Empire Corporation Inc.)

Consolidated Financial Statements

For the Six Months Ended December 31, 2004

(Canadian Dollars)

(UNAUDITED - see Notice to Reader dated February 1, 2005)

INDEX

Page

Notice to Reader	1
Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated of Cash Flows	4
Consolidated Statements of Shareholders' Equity	5
Notes to Consolidated Financial Statements	6-11

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Noble House Entertainment Inc. (previously First Empire Corporation Inc.) for the six months ended December 31, 2004 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the period ended December 31, 2004 and the shareholders' equity as at that date to the extent summarised in Note 12 to the consolidated financial statements.

February 1, 2005

Noble House Entertainment Inc.
(Previously First Empire Corporation Inc.)
Consolidated Balance Sheets
(Unaudited - see Notice to Reader dated February 1, 2005)
(See Note 2 - Going Concern)

	Note		December 31, 2004 (Unaudited)	June 30, 2004 (Audited)

ASSETS

Current
Bank			$549	$245
Accounts receivable and prepayments			1,262	2,622

			1,811	2,867

Investment in films and television programmes	4		350,000	-

			350,000	-

			$351,811	$2,867

LIABILITIES

Current
Accounts payable and accrued liabilities		8.iii	$18,100	$10,830
Note payable to shareholder			11,494	11,494
Advances from shareholders		5	$54,312	$38,021

			83,906	60,345

SHAREHOLDERS' EQUITY (DEFICIT)

Capital stock		6	4,810,672	4,460,857

Contributed surplus			20,391	20,391

Deficit			(4,563,158)	(4,538,726)

			267,905	(57,478)

			$351,811	$2,867

Commitments and Contingent Liabilities (Note 11)
Related party transactions (Note 8)

Approved by the Board	"Kam Shah" Director	"Damian Lee" Director
	(signed)	(signed)

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.
(Previously First Empire Corporation Inc.)
Consolidated Statements of Operations
(Unaudited - see Notice to Reader dated February 1, 2005)

	Three months ended December 31, 2004	Six months ended December 31, 2004	Three months ended December 31, 2003	Six months ended December 31, 2003

Revenue

	$-	$-	$-	$-

Expenses

Consulting	-	-	21,046	42,242
Professional fees	(320)	(320)	11,552	12,145
Meals and entertainment	5,965	13,371	-	-
Transfer agent fees	4,002	5,098	1,283	2,986
Office and general	1,411	2,293	2,303	3,710
Bank charges and interest	108	153	54	105
Shareholders information	3,719	3,837	2,220	2,295

	14,885	24,432	38,458	63,483

Net loss for period	$(14,885)	$(24,432)	(38,458)	(63,483)

Net loss per share - basic and diluted (Note 7)	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Net loss per share for the quarter and six months ended December 31, 2004 is based on the number of shares after giving effect to 2:1 reverse stock split.

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.
(Previously First Empire Corporation Inc.)
Consolidated Statements of Operations
(Unaudited - see Notice to Reader dated February 1, 2005)

	Three months ended December 31, 2004	Six months ended December 31, 2004	Three months ended December 31, 2003	Six months ended December 31 2003

Cash flows from operating activities
Net loss for period	$(14,885)	$(24,432)	$(38,458)	$(63,483)

	(14,885)	(24,432)	(38,458)	(63,483)

Net change in non-cash working capital
Accounts receivable and prepayments	1,596	1,360	(1,527)	(545)
Accounts payable and accrued liabilities	4,332	7,270	8,015	9,261

	(8,957)	(15,802)	(31,970)	(54,767)

Investing Activities
Additional production costs	-	-	(150)	(150)

	-	-	(150)	(150)

Financing Activities
Net advances from shareholder	9,297	16,291	34,205	58,579
Buy-back of common shares	(185)	(185)	(1,280)	(1,527)

	9,112	16,106	32,925	57,052

Increase in cash during period	155	304	805	2,135

Cash at beginning of period	394	245	1,554	224

Cash at end of period	$549	$549	$2,359	$2,359

Supplemental disclosures

Non-cash investing activities
Investment in films and television programmes	350,000	350,000	-	-

	$350,000	$350,000	$-	$-

Non-cash financing activities
Issuance of shares to acquire assets	$350,000	$350,000	$-	$-

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.
(Previously First Empire Corporation Inc.)
Consolidated Statements of Shareholders' Equity
(Unaudited - see Notice to Reader dated February 1, 2005)

	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Shareholders' Equity (Deficit)

Balance June 30, 2003	12,142,780	$4,307,384	$20,391	$(4,324,125)	$3,650

2:1 reverse stock split	(6,068,832)	-	-	-
Buy-back of fractional shares	(4,957)	(1,527)	-	-	(1,527)
Exercise of warrants	1,500,000	75,000	-	-	75,000
Issued in settlement of debts	1,500,000	75,000	-	-	75,000
Issued in settlement of fees	100,000	5,000	-	-	5,000
Net loss	-	-	-	(214,601)	(214,601)

Balance June 30, 2004	9,168,991	$4,460,857	$20,391	$(4,538,726)	$(57,478)

2:1 reverse stock split	(4,583,828)	-	-	-
Buy-back of fractional shares	(619)	(185)	-	-	(185)
Issued to acquire distribution rights & scripts	3,500,000	350,000	-	-	350,000
Net loss for the six months	-	-	-	(24,432)	(24,432)

Balance December 31, 2004	8,084,544	$4,810,672	$20,391	$(4,563,158)	$267,905

Noble House Entertainment Inc.
(Previously First Empire Corporation Inc.)
Notes to Consolidated Financial Statements
(Unaudited - see Notice to Reader dated February 1, 2005)

1.  NATURE OF OPERATIONS

Noble House Entertainment Inc. ("the Company") was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from First Empire Corporation Inc. effective November 4, 2004.

The Company is a fully integrated entertainment company and plans to engage in the development, production and distribution of feature films, television series, television movies and mini-series and non-fiction programming.

2.  GOING CONCERN

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge liabilities in the normal course of operations for the foreseeable future.

As at December 31, 2004, the Company had a working capital deficiency of $82,095, had incurred a net loss of $24,432 for the six months ended on that date, and had an accumulated deficit of $4,563,158.

The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations and ensure orderly realization of its assets at their carrying value. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

3.  ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended June 30, 2004 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended June 30, 2004, and the summary of significant accounting policies included therein.

Noble House Entertainment Inc.
(Previously First Empire Corporation Inc.)
Notes to Consolidated Financial Statements
(Unaudited - see Notice to Reader dated February 1, 2005)

3.  ACCOUNTING PRINCIPLES AND USE OF ESTIMATES...continued

The following is a new policy adopted during the quarter ended December 31, 2004

Investment in Films and Television Programs

Investment in films and television programs includes the unamortized costs of completed films and television programs which have been produced by the Company or for which the Company has acquired distribution rights, libraries acquired as part of acquisitions of companies, films and television programs in progress and in development and home video product inventory.

For films and television programs produced by the Company, capitalized costs include all direct production and financing costs, capitalized interest and production overhead. For acquired films and television programs, these capitalized costs consist of minimum guarantee payments to acquire the distribution rights.

Costs of acquiring and producing films and television programs and of acquired libraries are amortized using the individual-film-forecast method, whereby these costs are amortized and participation and residual costs are accrued in the proportion that current year's revenue bears to management's estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films or television programs. Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series. For titles included in acquired libraries, ultimate revenue includes estimates over a period not to exceed twenty years following the date of acquisition.

Investment in films and television programs is stated at the lower of amortized cost or estimated fair value on an individual film basis. The valuation of investment in films and television programs is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program is determined using management's future revenue and cost estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film or television program. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films and television programs may be required as a consequence of changes in management's future revenue estimates.

Films and television programs in progress include the accumulated costs of productions, which have not yet been completed by the Company.

Films and television programs in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date determined not to be recoverable or when abandoned, or three years from the date of the initial investment.

Home video product inventory consists of videocassettes and DVDs and are stated at the lower of cost or market value.

4.  INVESTMENT IN FILMS AND TELEVISION PROGRAMMES
On November 30, 2004, the Company acquired the following assets from an independent production house in Toronto at a valuation of $350,000:
  Developed Scripts and synopsis of ten theatrical films valued at $230,000 and
  Distribution contracts for seven theatrical films valued at $120,000

The acquisition price was settled by issuance of 3.5 million common shares valued at $0.10 per share and 3.5 million warrants convertible into equal number of common shares of the Company at a price of $1 per warrant within two years. (see note 6(iii))

5.  ADVANCES FROM SHAREHOLDERS

Advances from shareholders represent funds advanced or expenses incurred on behalf of the Company by shareholder corporations from time to time. These advances are non-interest bearing and are payable on demand.

7.  CAPITAL STOCK

(a)   Authorized

Unlimited number of common shares

(b)   Issued:

		30-Sep-04		30-Jun-04

		Common Shares	Amount	Common Shares	Amount

Beginning of period		9,168,991	$4,460,857	12,142,780	$4,307,384
Reverse stock split	i	(4,584,186)	-	(6,068,832)	-
Buy-back of fractional shares	ii	(619)	(185)	(4,957)	(1,527)
Issued to acquire assets	iii	3,500,000	350,000	-	-
Exercise of warrants		-	-	1,500,000	75,000
Issued in settlement of debts		-	-	1,500,000	75,000
Issued in settlement of fees		-	-	100,000	5,000

		8,084,186	$4,810,672	9,168,991	$4,460,857

Noble House Entertainment Inc.
(Previously First Empire Corporation Inc.)
Notes to Consolidated Financial Statements
(Unaudited - see Notice to Reader dated February 1, 2005)

6.  CAPITAL STOCK...continued

i.	On November 19,2004, the Company carried out a reverse stock split under which one new common share of the Company was issued for every two old common shares of the Company.

ii.	Under the Company's share buy-back plan to deal with fractional shares arising from the reverse stock split per (i) above, the Holders of less than ten old common shares were not issued any new shares of the Company. Instead, they were entitled to a payment of $0.10 per share, subject to minimum of $1. As a result, a maximum of 619 existing common shares are expected to be returned to the Company for cancellation for a total cash consideration of $185 under the buy-back plan. The plan has no expiry date.

iii.	On November 30, 2004, the Company issued 3.5 million common shares plus 3.5 million warrants to an independent Production House in settlement of the value of acquisition of certain theatrical films properties valued at $350,000 (see note 4). These shares cannot be sold or transferred by the vendor for at least five years from the date of issuance without the approval of the Company as per the terms of the assets purchase agreement dated November 30, 2004.

The vendor was also issued 3.5 million warrants, which are convertible into equal number of common shares of the Company at a conversion price of $1 per warrant on or before November 30, 2006, As at December 31, 2004, none of the warrants was exercised.
7.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the six months ended December 31, 2004, which were 5,167,726 shares (post-reverse-split). (Six months ended December 31, 2003 - 6,069,391 - pre-reverse split shares).

The Company had 3.5 million share purchase warrants issued and outstanding as at December 31, 2004. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

Noble House Entertainment Inc.
(Previously First Empire Corporation Inc.)
Notes to Consolidated Financial Statements
(Unaudited - see Notice to Reader dated February 1, 2005)

8.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances not disclosed elsewhere in the financial statements are:

i.	Current Capital Corp., a shareholder corporation where directors of the Company serve as consultants and is owned by one of the directors, charged $1,521 for the premises' rent, telephone, consultants' fees and other office expenses for the six months ended December 31, 2004 (six months ended December 31, 2003 - $4,984).

ii.	Consulting fees include amounts to Snapper Inc., a shareholder corporation of $Nil for the six months ended December 31, 2004 (six months ended December 31, 2003 - $40,435).

iii.	Included in accounts payable are balances due to Current Capital Corp. of $12,102 as at December 31, 2004 (As at December 31, 2003: $ Nil).
9.  SEGMENTED INFORMATION

The Company had no operating segments during and up to the six months ended December 31, 2004.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

10.  FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

11.  COMMITMENTS AND CONTINGENT LIABILITIES
  On December 1, 2004,the Company entered into a consulting contract with Mr. Damian Lee, one of the owners of the production House from which the Company acquired certain film properties (see note 4). The Contract is effective January 15, 2005 for a five-year term up to January 15, 2010. The contract provides for a monthly fee of $6,000 plus taxes plus reimbursement of expenses. In addition, Mr. Lee will also be entitled to production fees and incentives linked to his role and responsibility on each film or television production.
12.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). There were no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X.

Noble House Entertainment Inc.
(Previously First Empire Corporation Inc.)
Notes to Consolidated Financial Statements
(Unaudited - see Notice to Reader dated February 1, 2005)

12.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES... Continued

Recent Accounting Developments

There were no new accounting developments in U.S. and Canadian standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financials for the year ended June 30, 2004.

Comprehensive Income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the six months ended December 31, 2004 and 2003, there was no difference between net loss and comprehensive loss.

13.   SUBSEQUENT EVENTS
  On January 21, 2005, the Company's wholly owned subsidiary, First Empire Music Corp changed its name to Noble House Film & Television Inc. and will handle all the development, production and distribution of feature films, television series, television movies and mini-series and non-fiction programming.

Management Discussion and Analysis

The following discussion and analysis by management of the 2nd Quarter 2005 financial condition and financial results for Noble House Entertainment Inc. (previously known as First Empire Corporation Inc.). ("Noble House" or "the Company") should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended December 31, 2004, the unaudited Consolidated Financial Statements and Management Discussion and Analysis for the three months ended September 30, 2004 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2004. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management's discussion and analysis is prepared by management as at February 1, 2005. The Company's auditors have not reviewed it.

Forward Looking Statement

All statements, other than statements of historical facts, included in this report, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct.

Purpose and Mission

The Company's major focus is to engage in the development, production, manufacture and distribution of commercial entertainment materials in all formats.

Through its wholly owned subsidiary, the Company seeks to develop and distribute commercially the film properties that it has recently acquired. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Overview of the quarter ended September 30, 2004

1.	The Company changed its name on November 4, 2004 from First Empire Corporation Inc. to Noble House Entertainment Inc. The name change was due to acquisition of certain assets from a film production house by the similar name as explained later under Acquisition. The directors were authorised by the shareholders in their last annual and special meeting on November 25, 2004 to change the name as they thought fit and concluded that the new name would be more appropriate since it was better recognised in the industry.

2.	On November 19,2004, the Company carried out a reverse stock split under which one new common share of the Company was issued for every two old common shares of the Company.

3.	Under the Company's share buy-back plan to deal with fractional shares arising from the reverse stock split per (i) above, the Holders of less than ten old common shares were not issued any new shares of the Company. Instead, they were entitled to a payment of $0.10 per share, subject to minimum of $1. As a result, a maximum of 619 existing common shares are expected to be returned to the Company for cancellation for a total cash consideration of $185 under the buy-back plan. The plan has no expiry date.

4.	On November 30, 2004, the Company issued 3.5 million common shares plus 3.5 million warrants to an independent Production House in settlement of the value of acquisition of certain theatrical films properties valued at $350,000 (see "Acquisition" below). These shares cannot be sold or transferred by the vendor for at least five years from the date of issuance without the approval of the Company as per the terms of the assets purchase agreement dated November 30, 2004.

The vendor was also issued 3.5 million warrants, which are convertible into equal number of common shares of the Company at a conversion price of $1 per warrant on or before November 30, 2006, As at December 31, 2004, none of the warrants was exercised.

5.	5. On December 1, 2004,the Company entered into a consulting contract with Mr. Damian Lee, one of the owners of the production House from which the Company acquired certain film properties (see "Acquisition"). The Contract is effective January 15, 2005 for a five-year term up to January 15, 2010. The contract provides for a monthly fee of $6,000 plus taxes plus reimbursement of expenses. In addition, Mr. Lee will also be entitled to production fees and incentives linked to his role and responsibility on each film or television production.

6.	On December 1, 2004, Mr. Damian Lee was appointed a director and chief executive officer of the Company.
Acquisition

One of the key events during the quarter was the successful conclusion of negotiations with Noble House Production, an independent private film production and distribution company in Toronto. Under the deal, the Company acquired the following selected assets, which were free of any encumbrances or debts:

  Developed scripts and synopsis of ten theatrical films. These scripts were developed internally by the owners of the Noble House Production, Mr. Damian Lee and Mr. Lowell Conn and were valued at $230,000.
  Distribution contracts for seven theatrical films valued at $120,000.

The total acquisition price of $350,000 was settled by issuance of restricted common shares of the Company as explained in 4 above under the overview section.

The acquired properties will be managed and commercially developed by the Company's wholly owned subsidiary, First Empire Music Corp., which changed its name to Noble House Film & Television Inc. on January 21, 2005 to better reflect its new activities.

The owners of Noble house production, Mr. Damian Lee and Mr. Lowell together with certain members of their production team joined the Noble House Film and Television Inc. and would be responsible for the day to day operations of the subsidiary including commercial production and distribution of the various film properties acquired.

Mr. Damian Lee is a twenty-year veteran of the film industry, Mr. Lee's movie credits which comprise as producer on 34 films, as writer on 20 films, as director on 14 films, as actor on 7 films and as assistant director on 2 films. He put Jim Carrey, Hayden Christensen and Jason Priestly, among others, in their first feature film roles. Mr. Lee has written, directed and produced some of the most successful films in Canadian history, many of which spawned profitable and entertaining sequels.

Mr. Lee's association with the Company and also considerable equity stake in the Company significantly improves the Company's chances of achieving its mission successfully.

The following is the exploration activity details during the quarter:

Consolidated Results Summary

Quarter ended December 31	2004	2003

Income	-	-
Expenses	14,889	38,458

Net Loss for period	(14,889)	(38,458)
Deficit at end of year	(4,563,158)	(4,538,726)
Income

The Company had no revenue for the quarter ended December 31, 2004 and 2003 since its operations have just begun under the new business strategy and its existing activities failed to generate any revenue.

Expenses
Operating Expenses

Consulting -

There was no consulting fee for the quarter ended December 31, 2004. Absence of any business activity did not warrant hiring of any consultant.

During the same quarter of 2003, the Company incurred a consulting fee of $21,046. The majority of the fee - $19,771 - was paid to a shareholder corporation, Snapper Inc., under a consulting agreement. This agreement was canceled in fiscal year 2004.

Professional fees -

There were no professional fees during the quarter ended December 31, 2004. However, an over accrual of $320 for the audit fee for fiscal 2004 was reversed during the quarter. Professional fee incurred during the quarter ended December 31, 2003 were $11,552 and consisted of fees charged for the audit for fiscal 2003 and special work done by the auditors regarding US GAAP reporting for the fiscal years 2001 and 2002.

Meals and entertainment -

A major event was organized in September 2004 to entertain a group of prospective investors and people in the entertainment industry. The purpose was to identify prospective business opportunities and brief investors about these opportunities. The event also was intended to introduce Noble House and Mr. Damian Lee to the group of investors and others. Some of the costs totaling to approx. $5,900 of this event which were billed in subsequent period were recorded during the quarter ended December 31, 2004.

No such expenses were incurred during the same quarter in 2003.

Other operating costs -

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in 2004 quarter were $9,244 compared to $5,860 for the 2003 quarter.

Major expense related to transfer agent fees, which were $4,002 for the 2004 quarter compared to $1,283 in 2003 quarter. The increase in cost in 2004 quarter was due to 2:1 reverse stock split and buy back of fractional shares transactions that took place in November 2004. Next major item is shareholders information costs comprising costs of holding annual and special shareholders' meeting and regulatory filing fees. These costs were $3,719 for the quarter ended December 31, 2004 compared to $2,220 for the 2003 quarter. Other expenses were mainly recharged by a shareholder corporation, Current Capital Corp., for sharing its premises, phones and utilities.

LIQUIDITY AND CAPITAL RESOURCES
Working Capital

As at December 31, 2004, the Company had a working capital deficit of $82,095 and cash on hand of $549.

The Company relies principally on borrowings from its shareholders for its operational needs. The Company however hopes that its current measures may enable it to raise future funding through equity.

Operating Cash Flow

For the quarter ended December 31, 2004, net cash outflows of $8,957 were met from the cash inflows of $9,112 resulting in a positive cash flow of $155, which when added to $394 cash balance from the previous quarter end resulted in an ending cash position of $549. The cash inflows were a result of funds provided by the shareholders. The cash outflows related to general and administrative costs.

Financing Activities

The major financing activity during the quarter ended September 30, 2004 comprised advances from the shareholders of $9,297.

Transactions with Related Parties

All transactions with related parties were entered on an arms' length basis. Details of these transactions are given in Note 8 to the interim consolidated financial statements for the six months ended December 31, 2004.

Critical Accounting Estimates

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are disclosed in Note 3 to the consolidated financial statements for the fiscal 2004. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company's management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended December 31, 2004. However, a new accounting policy was adopted following acquisition of film properties. The new policy addresses the accounting principles followed with respect to the investments in films and television programmes as more fully explained in Note 3 of the Interim financial statements for the six months ended December 31, 2004.

Risks and Uncertainties

Please refer to the Management discussion and analysis for the fiscal 2004 for detailed information as the economic and industry factors are substantially unchanged.

Subsequent Events

The following were the major events that happened subsequent to December 31, 2004:

On January 21, 2005, the Company's wholly owned subsidiary, First Empire Music Corp changed its name to Noble House Film & Television Inc. and will handle all the development, production and distribution of feature films, television series, television movies and mini-series and non-fiction programming.

Outlook

The Company believes that the acquisition of entertainment assets and joining of Mr. Damian Lee and his production team lend strong credibility to the Company's efforts at meeting its objectives and developing a successful and profitable business.

The above factor combined with the recent restructuring of its common shares will enable the Company to raise equity capital through private placement.

The funds so raised will be used in producing commercial films from the acquired scripts.

The Company has begun steps to list and trade its common shares on CNQ exchange in Canada and Over The Counter Bulletin Board of NASDAQ in the USA. These steps will further support its efforts at raising equity funding through private placement.

Additional information, including the Company's audited financials for the fiscal 2004, Management Discussion and Analysis for the fiscal 2004 and registration Statement in the Form 20-F annual report is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.